Exhibit 99.32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Bell Canada (the “Company”), does hereby certify, to such officer’s knowledge, that:

        the annual report on Form 40-F for the year ended December 31, 2004 of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 11, 2005	By:	(signed) Michael J. Sabia
Michael J. Sabia Chief Executive Officer Bell Canada

Dated: March 11, 2005	By:	(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer Bell Canada